SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934

                        For the month of September, 2006

                     CHINA PETROLEUM & CHEMICAL CORPORATION
                             A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                           People's Republic of China
                             Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  X                Form 40-F
                  -----                       -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

         Yes               No  X
            -----            -----

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

         N/A

This Form 6-K consists of:

The announcement on the implementation of the share reform scheme of China Petroleum & Chemical Corporation (the "Registrant"), made by the Registrant in English on September 27, 2006.

                                   SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          China Petroleum & Chemical Corporation



                                                                 By: /s/ Chen Ge
                                                                     -----------

                                                                   Name: Chen Ge

                                      Title: Secretary to the Board of Directors



Date: September 28, 2006

                               [GRAPHIC OMITTED]


          (A joint stock limited company incorporated in the People's
                   Republic of China with limited liability)
                               (Stock Code: 0386)

         Announcement on the Implementation of the Share Reform Scheme

                       (Overseas Regulatory Announcement)

-------------------------------------------------------------------------------

China Petroleum & Chemical Corporation and all members of its board of directors warrant the authenticity, accuracy and completeness of the information contained in this announcement and there are no misrepresentations, misleading statements or material omissions contained in this announcement.
-------------------------------------------------------------------------------

IMPORTANT NOTICE

  - The consideration relating to the share reform scheme of China Petroleum & Chemical Corporation ("Sinopec Corp." or the "Company") is as follows: shareholders of the tradable A shares of Sinopec Corp. will obtain 2.8 shares of Sinopec Corp. for every 10 tradable A shares held by them from the shareholders of non-tradable shares of Sinopec Corp..

  - The record date for implementation of the share reform scheme of the Company will be 29 September 2006.

  - The date of resumption of trading of the A shares of the Company and the trading date of the consideration shares will be 10 October 2006. On that date, the ex-rights reference price will not be calculated, there will be no suspension of trading for fluctuations of shares' price, and the share price will not be included for the purpose of calculation of indices.

  - After implementation of the share reform scheme of the Company, the abbreviation of the A shares of the Company, "Sinopec Corp.", and the stock code of the A shares, "600028", will remain unchanged.


I. Shareholders' meeting relating to the share reform scheme of A shares market


The time for the physical shareholders' meeting of the Company relating to the share reform scheme of A shares market (the "Meeting") was held at 14:00 on 25 September 2006; the time for on-line voting was from 09:30 to 11:30 and from 13:00 to 15:00 on each day of 21 September, 22 September and 25 September 2006.


The Share Reform Scheme of China Petroleum & Chemical Corporation (the "Reform Scheme") was considered and approved at the Meeting by way of registered ballots and the voting results were as follows: the number of consenting votes accounted for 99.96% of the aggregate number of shares with voting rights participated in the voting of the Meeting, of which the number of consenting tradable A shares accounted for 98.5% of the aggregate tradable A shares with voting rights participated in the voting of the Meeting and the number of consenting non-tradable shares accounted for 100% of the aggregate number of non-tradable shares with voting rights participated in the voting of the Meeting.


II.      Contents of the implementation of the Reform Scheme

1.       Arrangement for the consideration of the Reform Scheme


Shareholders of non-tradable shares of Sinopec Corp. shall pay shares to the shareholders of tradable A shares of Sinopec Corp. whose names are on the register of China Securities Registration and Clearing Company Limited Shanghai Branch ("Registration and Clearing Company") on the record date for the implementation of the Reform Scheme as the consideration arrangements. Shareholders of the tradable A shares will receive 2.8 shares of Sinopec Corp. for every 10 shares held by them and a total of 784,000,000 shares will be paid by the shareholders of non-tradable shares to the shareholders of tradable A shares. After completion of the implementation of the consideration arrangements, the non-tradable shares held by the shareholders of non-tradable shares of the Company will obtain trading rights immediately. The 784,000,000 consideration shares paid to the shareholders of tradable A shares pursuant to the Reform Scheme will be tradable on the first trading date after implementation of the Reform Scheme, that is on 10 October 2006.

2.       Undertakings of the shareholders of non-tradable shares of the Company


Shareholders of the non-tradable shares of the Company shall comply with the provisions of laws, rules and regulations and perform their legal obligations under their undertakings.

3.       Table on the implementation of the consideration arrangements


Pursuant to the share capital structure of the Company on the signing date of the implementation announcement, the specific arrangements for the payment of consideration shall be as follows:

 ---------- ------------------------- -------------------------------- --------------------------- -----------------------------
|Serial    | Name of shareholders    |Prior to the implementation of  | Consideration amount of   |After the implementation of  |
|   No.    |                         |the consideration arrangements  |    the implementation     |    the consideration        |
|          |                         |                                |                           |       arrangements          |
|----------|-------------------------|---------------- ---------------|-------------- ------------|---------------|-------------|
|          |                         |   Number of    |    Share-     |  Number of   |  Share-    |  Number of    |   Share-    |
|          |                         |shares (in ten  |               | shares (in   |            |  shares (in   |             |
|          |                         |   thousand     |   holding     |ten thousand  |  holding   | ten thousand  |  holding    |
|          |                         |    shares)     |   ratio[1]    |   shares)    | ratio[2]   |   shares)     |  ratio[1]   |
|----------|-------------------------|----------------|---------------|--------------|------------|---------------|-------------|
|        1 |     China Petrochemical |    6,653,519.1 |        76.74% |     77,714.7 |     99.13% |   6,575,804.4 |      75.84% |
|          |             Corporation |                |               |              |            |               |             |
|----------|-------------------------|----------------|---------------|--------------|------------|---------------|-------------|
|        2 | Guotai Junan Securities |       58,676.0 |         0.68% |        685.3 |      0.87% |      57,990.7 |       0.67% |
|          |         Company Limited |                |               |              |            |               |             |
|----------|-------------------------|----------------|---------------|--------------|------------|---------------|-------------|
|          |                   Total |    6,712,195.1 |        77.42% |     78,400.0 |    100.00% |   6,633,795.1 |      76.51% |
 ---------- ------------------------- ---------------- --------------- -------------- ------------ --------------- -------------

      Note 1:  representing the ratio to the total share capital.

      Note 2:  representing the ratio to the aggregate consideration shares

III.     Progress of the implementation of the Reform Scheme

1. The shareholding registration date for implementation of the Reform Scheme will be on 29 September 2006.

2. The date of resumption of trading of the shares and the trading date of the consideration shares will be on 10 October 2006. On that date, the ex-rights reference price will not be calculated, there will be no suspension of trading for fluctuations of shares' price, and the share price will not be included for the purpose of calculation of indices.


IV.      Abbreviation and stock code of the A shares


After implementation of the share reform scheme of the Company, the abbreviation of the A shares of the Company, "Sinopec Corp.", and the stock code of the A shares, "600028", shall remain unchanged.


V.       Measures for implementation of the share reform scheme

1. Shareholders of the tradable A shares of Sinopec Corp. whose names are on the register of the Registration and Clearing Company on the shareholding registration date for the implementation of the Reform Scheme will obtain 2.8 share of Sinopec Corp. for every 10 tradable A shares held by them from the shareholders of non-tradable shares of Sinopec Corp. and a total of 784,000,000 shares will be paid by the shareholders of non-tradable shares to the shareholders of tradable A shares.

2. The target shareholders for the implementation of the Reform Scheme shall be the shareholders of the tradable A shares of the Company whose names are on the register of the Registration and Clearing Company on the record date for the implementation of the Reform Scheme.

3. The share consideration of the Reform Scheme shall be automatically credited into the relevant accounts proportionate to the number of shares held by the shareholders of tradable A shares whose names are on the register on the record date for the implementation of the Reform Scheme by the Registration and Clearing Company by way of computer network. With respect to any portion of less than one share payable to each shareholder of tradable A shares calculated on the basis of the share distribution ratio, one share will be distributed to each shareholder in the order based on the odd amounts after the decimal points (highest with priority) until the total number of shares actually distributed are consistent with the total number of shares to be distributed this time. If the number of shareholders with the same odd amounts is greater than the surplus shares, the shares shall be distributed by way of computer balloting.

4. The consideration shares obtained by the shareholders of tradable A shares will not be subject to any tax.


VI. Table showing changes in shareholding structure after implementation of the Reform Scheme

-------------------------  ------------------------------------ ------------------- ------------------- -----------------
|                         |                                    |                   |                   |                 |
|Types of shares          |Shareholdings                       | Number of shares  | Change in number  |   Number of     |
|                         |                                    | prior to change   |    of shares      |  shares after   |
|                         |                                    |                   |                   |     change      |
|                         |                                    | (in ten thousand  | (in ten thousand  |                 |
|                         |                                    |     shares)       |     shares)       |    (in ten      |
|                         |                                    |                   |                   |thousand shares) |
|-------------------------|------------------------------------|-------------------|-------------------|-----------------|
|Non-tradable shares      | 1.  State-owned shares             |      6,653,519.1  |     -6,653,519.1  |              0  |
|-------------------------|------------------------------------|-------------------|-------------------|-----------------|
|                         | 2.  State-owned    legal   persons |         58,676.0  |        -58,676.0  |              0  |
|                         |     shares                         |                   |                   |                 |
|-------------------------|------------------------------------|-------------------|-------------------|-----------------|
|                         |Total number of non-tradable shares |      6,712,195.1  |     -6,712,195.1  |              0  |
|-------------------------|------------------------------------|-------------------|-------------------|-----------------|
|Tradable shares with     | 1.  State-owned shares             |                0  |      6,575,804.4  |    6,575,804.4  |
|selling restrictions     |                                    |                   |                   |                 |
|-------------------------|------------------------------------|-------------------|-------------------|-----------------|
|                         | 2.  State-owned    legal   persons |                0  |         57,990.7  |       57,990.7  |
|                         |     shares                         |                   |                   |                 |
|-------------------------|------------------------------------|-------------------|-------------------|-----------------|
|                         |Total  number  of  tradable  shares |                0  |      6,633,795.1  |    6,633,795.1  |
|                         |with selling restriction            |                   |                   |                 |
|-------------------------|------------------------------------|-------------------|-------------------|-----------------|
|Tradable shares without  |A shares                            |        280,000.0  |         78,400.0  |      358,400.0  |
|selling restrictions     |                                    |                   |                   |                 |
|-------------------------|------------------------------------|-------------------|-------------------|-----------------|
|                         |H shares                            |      1,678,048.0  |                0  |    1,678,048.0  |
|-------------------------|------------------------------------|-------------------|-------------------|-----------------|
|                         |Total number of tradable shares     |      1,958,048.0  |         78,400.0  |    2,036,448.8  |
|                         |without selling restrictions        |                   |                   |                 |
|-------------------------|------------------------------------|-------------------|-------------------|-----------------|
|Total number of shares   |                                    |      8,670,243.0  |                0  |    8,670,243.0  |
 ------------------------- ------------------------------------ ------------------- ------------------- -----------------

VII.     Expected timetable on the trading of shares with selling restrictions

----------------------------------------------------------------------------------------------------------------------------
|                |                                     |                |                             |                     |
|                |                                     |                |   Number of tradable shares |                     |
|      Serial    |                                     |   Ratio to the |   with selling restrictions |                     |
|    number      |                                     |    total share |     held (in ten thousand   |   The earliest time |
|                |          Name of shareholders       |      capital   |            shares)          |     for trading [1] |
|----------------|-------------------------------------|----------------|-----------------------------|---------------------|
|                |                                     |                |                             |                     |
|                |                                     |                |                             |                     |
|                |                                     |                |                             |                     |
|                |                                     |                |                             |                     |
|        1       |                                     |                |                             |                     |
|                |                                     |        5%      |            433,512.2        |   G+12 months       |
|                |    China Petrochemical Corporation  |                |                             |                     |
|----------------|-------------------------------------|----------------|-----------------------------|---------------------|
|                |                                     |                |                             |                     |
|                |                                     |        5%      |            433,512.2        |   G+24 months       |
|----------------|-------------------------------------|----------------|-----------------------------|---------------------|
|                |                                     |                |                             |                     |
|                |                                     |      65.84%    |           5,708,780.1       |   G+36 months       |
|----------------|-------------------------------------|----------------|-----------------------------|---------------------|
|                |                                     |                |                             |                     |
|        2       |    Guotai Junan Securities Company  |       0.67%    |             57,990.7        |   G+12 months       |
|                |               Limited               |                |                             |                     |
----------------------------------------------------------------------------------------------------------------------------

       Note 1(pound)(0)G means the first trading date after implementation of the share reform scheme of the Company.
VIII. General

1. Contact method: Contact address: 6A Huixindong Street, Chaoyang District, Beijing, PRC
       Postal code:  100029
       Contact person: Gao Chaohui, Liu Feng
       Contact telephone number:  010-64990060
       Fax number:  010-64990022

2. After implementation of the Reform Scheme, the total share capital of the Company will remain unchanged and the assets, liabilities, owners' interests and financial indicators including earnings per shares will remain unchanged.

IX.    Documents for inspection

1. Announcement of the voting results at the shareholders' meeting relating to the share reform scheme of China Petroleum & Chemical Corporation;

2. Legal opinions on the shareholders' meeting relating to the share reform scheme of China Petroleum & Chemical Corporation;

3. Explanatory statements on the share reform scheme of China Petroleum & Chemical Corporation;

4. Recommendation opinions on the share reform scheme of China Petroleum & Chemical Corporation;

5. Legal opinion on the share reform scheme of China Petroleum & Chemical Corporation;

6. Letter of undertaking of the shareholders of non-tradable shares of China Petroleum & Chemical Corporation in relation to the share reform scheme;

7. Announcement on the communication and negotiation results of the shareholders in relation to the share reform scheme of China Petroleum & Chemical Corporation;

8. Approval on the issues relating to the share reform scheme of China Petroleum & Chemical Corporation issued by the State Assets Regulatory Commission of the State Council (Document Guo Zi Chan Quan [2006] No.1149).


                                    For and on behalf of the Board of Directors
                                         China Petroleum & Chemical Corporation


                                                                        Chen Ge
                                            Secretary to the Board of Directors


Beijing, PRC, 27 September 2006


As at the date of this announcement, the executive directors of Sinopec Corp. are Messrs. Wang Tianpu, Zhang Jianhua, Wang Zhigang, Dai Houliang; the non-executive directors are Messrs. Chen Tonghai, Zhou Yuan, Fan Yifei and Yao Zhongmin; the independent non-executive directors are Messrs. Shi Wanpeng, Liu Zhongli and Li Deshui.